SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2017

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A - Eletrobras ("Company" or "Eletrobras") hereby informs its shareholders and the market in general that, pursuant to article 12 of CVM Instruction 358/2002, as amended and currently in force, it received correspondence from GIC PRIVATE LIMITED, representing the shareholders GOVERNMENT OF SINGAPORE and MONETARY AUTHORITY OF SINGAPORE, through which informs to the Issuer that Government of Singapore, separately, decreased its participation to 4.991% on August 29, 2017.

Moreover, reports that holds 13,698,303 common shares, representing 1.260% of the total common shares issued by the Company. This amount does not include the 185,464 ADRs which have been lent out.

In its correspondence, the shareholder further informs that the purpose of such participation is strictly for investment purposes, and is not intended to promote shareholder control change of the Company's management or administrative structure; and which were not concluded any instruments governing the exercise of voting rights or the purchase and sale of securities issued by the Company and their ownership.

The full correspondence received by the Company is attached in the end of this press release.

Rio de Janeiro, August 31, 2017.

Armando Casado de Araujo

CFO and Investor Relations Officer

MARKET ANNOUNCEMENT

MARKET ANNOUNCEMENT

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 31, 2017
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.